Simpson Thacher & Bartlett LLP

AV. PRES. JUSCELINO KUBITSCHEK, 1455

12° ANDAR, CONJ. 121

SÃO PAULO, SP, BRASIL 04543-011

TELEPHONE: +55-11-3546-1000

FACSIMILE: +55-11-3546-1002

DIRECT DIAL NUMBER +1 (212) 455-2295	E-MAIL ADDRESS GCALHEIROS@STBLAW.COM

May 3, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	VTEX

Confidential Submission of the Draft Registration Statement on Form F-1

Submitted May 3, 2021

CIK No. 0001793663

Ladies and Gentlemen:

On behalf of our client, VTEX (the “Company”), a Cayman Islands exempted company with limited liability, we have confidentially submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering (“IPO”) of the Company’s Class A common shares via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

The Company confirms that it is an “emerging growth company,” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Act”).

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its roadshow.

The review partner for this submission at the current audit firm, Pricewaterhouse Coopers Auditores Independentes, is Caren Macohin, who can be reached at +55 21 3232 1189 or caren.macohin@pwc.com.

2	May 3, 2021

Please do not hesitate to contact me at +1 (212) 455-2295 or gcalheiros@stblaw.com, or Paulo F. Cardoso at +55 11 3546-1007 or paulo.cardoso@stblaw.com if you have any questions regarding the foregoing or if you require any additional information.

Very truly yours,

/s/ Grenfel S. Calheiros

Grenfel S. Calheiros

cc:	Geraldo do Carmo Thomaz Júnior, Co-Chief Executive Officer, VTEX

Mariano Gomide de Faria, Co-Chief Executive Officer, VTEX

André Spolidoro Ferreira Gomes, Chief Financial Officer, VTEX

S. Todd Crider, Simpson Thacher & Bartlett LLP

Caren Macohin, Pricewaterhouse Coopers Auditores Independentes